MANAGEMENT DISCUSSION ANALYSIS

FOR THE YEAR ENDED

APRIL 30, 2024

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2024

BASIS OF DISCUSSION & ANALYSIS

This Management Discussion and Analysis ("MD&A") of the financial position and results of Vizsla Silver Corp. (the "Company" or "Vizsla") should be read in conjunction with the Company's consolidated financial statements for the years ended April 30, 2024, and 2023. The MD&A was prepared to conform to National Instrument 51-102F1 and was approved by the Board of Directors prior to its release. Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management's expectations. Readers are encouraged to read the Forward-Looking Statement disclaimer included with this MD&A.

The consolidated financial statements and MD&A are presented in Canadian dollars, unless otherwise indicated, and have been prepared in accordance with International Financial Reporting Standards ("IFRS"). The statements and any summary of results presented in the MD&A were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). Please consult the consolidated financial statements for the years ended April 30, 2024, and 2023 for more complete financial information.

All the Company's public disclosure filings, including its most recent management information circular, annual information form ("AIF"), material change reports, press releases, and other information, may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties. Information on risks associated with investing in the Company's securities is contained in the most recently filed AIF.

DATE

This MD&A has been prepared based on information available to the Company as of July 18, 2024.

OVERALL PERFORMANCE

NATURE OF BUSINESS

Vizsla Silver Corp. (the "Company", "Vizsla Silver") was incorporated as Vizsla Capital Corp. under the Business Corporations Act (British Columbia) on September 26, 2017. On March 8, 2018, the Company changed its name to Vizsla Resources Corp. The Company shares are trading on the TSX Venture Exchange under the symbol "VZLA". On February 5, 2021, the Company changed its name to Vizsla Silver Corp. On January 21, 2023, Vizsla Silver Corp was listed on the NYSE American exchange and commenced trading under the symbol "VZLA".

The head office and principal address of the Company is located at Suite 1723, 595 Burrard Street, Vancouver, BC V7X 1J1.

The Company has no substantial revenue and supports its operations through the sale of equity or assets such as mineral properties. The value of any mineral property is dependent upon the existence or potential existence of economically recoverable mineral reserves. See the section related to "Risk Factors" in this statement.

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2024

OVERALL PERFORMANCE (Continued)

FINANCING FEBRUARY 2024

On February 29, 2024, the Company completed a bought deal along with the over-allotment option exercise for gross proceed of $34,500,000 with PI Financial Corp (the “Underwriters”).

The Company paid to the Underwriter a cash commission equal to 6% of the gross proceeds raised. As further consideration for the services provided by the Underwriters in connection with the financing, the Company issued compensation warrants to the Underwriters, exercisable at any time on or before February 28, 2026, to acquire that number of common shares of the Company which is equal to 6% of the number of Offered Shares sold under the Offering at an exercise price of $1.50.  The compensation warrants have a fair value of $742,418 using the Black-Scholes options pricing model. The Company incurred a total of $2,228,139 in cash share issue costs.

WARRANTS AND OPTIONS EXERCISED

During the year ended April 30, 2024, 714,670 warrants were exercised at a weighted average exercises price of $1.46 for proceeds of $1,042,597, and 782,250 options were exercised at a weighted average exercise price of $1.38 for proceeds of $1,083,250. 206,786 restricted share units (“RSUs”) were exercised and converted to common shares at the vested price of $1.60.

Subsequent to April 30, 2024, and up to the date of this MD&A, 6,016,614 warrants were exercised at a weighted average exercises price of $1.81 for proceeds of $10,877,977, and 2,676,508 options were exercised at a weighted average exercise price of $1.04 for proceeds of $2,805,493. 113,311 RSUs were exercised and converted to common shares at the vested price of $1.60.

ACQUISITION OF EL RICHARD - SAN ENRIQUE CLAIMS

The Company entered into an asset purchase agreement (the "APA") dated March 5, 2024, with Inca Azteca Gold S.A.P.I. de C.V. ("Inca Azteca Gold") and the Company's wholly owned subsidiary, Minera Canam, S.A. de C.V. ("Minera Canam") pursuant to which the Company agreed to acquire, through Minera Canam, all of Inca Azteca Gold's right, title and interest in and to the mineral concessions (the "Acquisition"). The Acquisition includes two large claims comprising 10,667 hectares (the "El Richard - San Enrique claims" or "San Enrique prospect") located south and partially adjacent to the Company's Panuco project (the "Panuco Project" or "Panuco"). The San Enrique prospect is situated along the highly prospective Panuco - San Dimas corridor.

Pursuant to the APA, on May 3, 2024, the Company issued an aggregate of US$650,000 in common shares of the Company at the exchange rate and market price applicable on the effective date (April 15, 2024) plus applicable value added tax to Inca Azteca Gold.

The Consideration Shares are subject to a four-month hold period pursuant to applicable Canadian securities laws and Inca Azteca Gold has agreed to voluntary resale restrictions, whereby 12.5% of the Consideration Shares will become free trading on the date that is four months and one day from the effective date and an additional 12.5% will become free trading every three months thereafter.

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2024

ACQUISITION OF GOANNA RESOURCES, S.A.P.I. DE C.V. (LA GARRA CLAIMS)

The Company has entered into an agreement to acquire the past-producing La Garra-Metates district ("La Garra") situated in the heart of the silver-gold-rich Panuco - San Dimas corridor. As of April 30, 2024, and July 18, 2024, the transaction was not closed.

The Company entered into a share purchase agreement (the “SPA”) dated March 27, 2024, with Exploradora Minera La Hacienda S.A. de C.V. and Manuel de Jesus Hernandez Tovar (collectively, the “Sellers”) pursuant to which the agreed to acquire (the “Acquisition”) all of the outstanding shares of Goanna Resources, S.A.P.I. de C.V. (“Goanna Resources”), a private Mexican corporation, from the Sellers.  Goanna Resources is the owner of the La Garra-Metates District.  Pursuant to the SPA, the Company has agreed to make cash payments in an aggregate of US$3,075,000 in cash (collectively, the “Cash Payments”) and issue an aggregate of 5,555,555 common shares in the capital of the Company (collectively, the “La Garra Consideration Shares”) to the Sellers. Also, the Company agreed to pay tenement taxes owed by Goanna Goanna Resources to Governmental Entities concerning the mineral concessions in the amount of US$1,606,500.

Cash Payments will be made, and the La Garra Consideration Shares will be issued over a period of 24 months from closing.

In US$	Cash	Shares (ii)
Signing of nonbinding LOI (i)	$100,000
Closing of the transaction	$-	257,937
3 months from effective date	$150,000	476,190
6 months from effective date	$275,000	535,714
9 months from effective date	$225,000	595,238
12 months from effective date	$350,000	714,286
15 months from effective date	$300,000	833,333
18 months from effective date	$375,000	952,381
24 months from effective date	$1,300,000	1,190,476
	$3,075,000	5,555,555

(i) Paid on January 18, 2024.

(ii) Deemed share price is determined based on the greater of the volume weighted average price of Vizsla Silver shares on the NYSE over the period of 45 consecutive trading days ending on the date prior to the execution date (March 27, 2024) and the market price.

The Company made two payments prior to April 30, 2024: $135,050 (US$100,000) on January 18, 2024, upon signing a non-binding letter of intent, and $1,095,768 (US$810,000) on March 6, 2024, as deferred payments to the Sellers to pay tenement taxes owed by Goanna Resources to Governmental Entities concerning the mineral concessions.

The Company is responsible for the back taxes owing on the concessions.

The acquisition is subject to closing conditions, including the approval of the TSX Venture Exchange.

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2024

ACQUISITION OF GOANNA RESOURCES, S.A.P.I. DE C.V. (LA GARRA CLAIMS) (continued)

Royalty Agreement

Within 90 days of the closing date, the Company and the Sellers shall enter into a royalty agreement in a form satisfactory to the Parties, pursuant to which the Sellers will be granted a 1% net smelter returns royalty ("NSR") on the La Garra-Metates District. The Buyer will have the right to repurchase such royalty at any time for consideration equal to US$750,000.

Pledge Agreement

Within 90 days of the closing date, the Company shall execute and deliver to the Sellers a pledge and security agreement in a form satisfactory to the Company and the Sellers and take such other actions sufficient under applicable Laws to grant the Sellers a first priority lien on the Purchased Shares to secure the Company's obligations with regards to the acquisition costs.

Finder's fees

The finder's fees are 2% NSR of the project payable to an arm's length Mexican Company. The Acquisition is subject to standard closing conditions, including the approval of the TSX Venture Exchange.

SPIN OUT VIZSLA ROYALTIES CORP.

On January 17, 2024, the Company announced its intention to enter into an arrangement agreement (the "Arrangement") with its wholly-owned subsidiary Vizsla Royalties Corp. ("Spinco"). Spinco currently holds, indirectly, a net smelter royalty (the "Royalty") on any potential future mineral production at the Company's flagship, 100% owned Panuco silver-gold project located in Sinaloa, Mexico. Under the Arrangement, the owners of common shares of Vizsla Silver (the "VZLA Shares") are entitled to receive one new VZLA Share, one-third of a common share of Spinco and one-third of a common share purchase warrant of Spinco for each VZLA Share held immediately prior to the closing of the Arrangement. Following the Arrangement, Spinco will no longer be a wholly owned subsidiary of Vizsla Silver.

On June 17, 2024, the Company received approval for the transaction at its special meeting of shareholders. On June 19, 2024, the Supreme Court of British Columbia issued its final order approving the Arrangement under the Business Corporations Act (British Columbia). On June 20, 2024, the Company received final TSX-V's approval for the Arrangement. The Arrangement was completed on June 24, 2024.

Following closing of the Arrangement, Vizsla Silver and Spinco intend to complete a number of steps, including the following (collectively, the "Post-Closing Steps"): (a) the parties will settle an outstanding loan from Vizsla Silver into Spinco Shares, (b) Vizsla Silver will make an additional $3,500,000 loan to Spinco if required, (c) Spinco may exercise its buyback right on an underlying royalty on the Panuco Project, after which point the royalty held by Spinco will consist of a 2% NSR on the entire Panuco Project, (d) Spinco will complete a private placement for gross proceeds of at least $3,000,000, and (e) Spinco will complete a consolidation of the Spinco Shares on the basis of one new Spinco Share for every ten old Spinco Shares.

Vizsla Silver and Spinco have entered into a royalty right agreement which provides that, if Vizsla Silver or any of its affiliates acquires mineral properties within a two-kilometer boundary around the Panuco Project, it must offer Spinco an NSR on such mineral property to Spinco on terms proposed by Vizsla Silver.

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2024

INCENTIVE PLAN REWARDS, GRANTS, EXERCISE, AND CANCELLATION OF STOCK OPTIONS AND WARRANTS

On June 12, 2024, the Company granted 6,050,000 stock options at an exercise price of $2.26 and 775,000 restricted share units ("RSUs") to directors, officers, employees, and consultants of the Company. These options are exercisable for five years and will vest over the next two years and the RSUs will vest in three equal annual installments commencing on the first anniversary of the grant date.

On April 1, 2024, the Company granted 318,000 RSUs to an officer of the Company pursuant to the Company's Omnibus Equity Incentive Compensation Plan. The RSUs will vest in three equal annual installments commencing on the first anniversary of the grant date.

On December 18, 2023, the Company granted 250,000 stock options at an exercise price of $1.53 to a consultant of the Company. These options are exercisable for two years and will vest over the next one year.

On November 15, 2023, the Company granted 400,000 stock options at an exercise price of $1.36 to a director and a consultant of the Company, pursuant to the Company's Omnibus Equity Incentive Compensation Plan. These options are exercisable for five years and will vest over the next two years.

On May 19, 2023, pursuant to the Company's Omnibus Equity Incentive Compensation Plan, the Company granted 3,850,000 stock options at an exercise price of $1.60 to directors, officers, employees, and consultants of the Company. These options are exercisable for five years and will vest over the next two years.

USE OF PROCEEDS

Net proceeds from the financing completed in February 2023 have been deployed for the drill program to increase the resources, conduct environmental assessments, complete geotechnical and hydrological drilling, social baseline work, and general and administration expenses.

Net proceeds of the financing completed in February 2024 of $32,271,861 will be deployed to continue the drilling program to upgrade and expand resources to provide an updated mineral resource estimate and complete a preliminary economic assessment; complete additional mapping, sampling, geophysics, and drilling to find new bodies of mineralization, and undertake metallurgy, mine engineering studies, a review of mill optimization options, and complete an environmental baseline study. The proceeds will also be allocated towards possible acquisitions of assets in Mexico.

Use of Proceeds	February 2023	February 2024	Total
	$	$	$
Gross proceeds	45,021,983	34,500,000	79,521,983
Share issue costs	(3,023,679)	(2,228,139)	(5,251,818)
Net proceeds	41,998,304	32,271,861	74,270,165

Allocation
Exploration and development expenses on the Panuco-Copala project	(21,186,148)	-	(21,186,148)
Potential future acquisition	-	-	-
General and administrative expenses	(15,535,713)	-	(15,535,713)
	(36,721,861)	-	(36,721,861)
Total	5,276,443	32,271,861	37,548,304

The Company will continue to evaluate and acquire future growth opportunities including strengthening the land holding in the district. The Company also will continue with the resource/discovery-based drill program. A Mineral Resource update for the Panuco Project was released on January 8, 2024.

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2024

SELECTED ANNUAL FINANCIAL INFORMATION

	Year Ended	Year Ended	Year Ended
	April 30, 2024	April 30, 2023	April 30, 2022
	$	$	$
Interest income	1,632,960	959,740	139,864
Net loss for the year	15,948,389	13,591,728	15,270,556
Comprehensive loss for the year	3,486,349	3,758,024	15,644,443
Loss per share (basic and diluted)	0.08	0.08	0.11
Total assets	272,782,932	238,603,177	165,934,248
Current liabilities	3,675,973	6,455,851	10,149,141
Shareholders' equity	269,106,959	232,147,326	155,785,107
Cash dividends declared - per share	N/A	N/A	N/A

The year-over-year decrease in comprehensive loss is due to the strengthening of the Mexican peso in 2023 and 2024, compared to 2022 and 2023, resulting in translation gains of $12,462,040 and $9,833,704 for the Mexican operations, respectively. The year-over-year increase in interest income can be attributed to a larger cash balance and higher interest rates. The Company's total assets grew year over year due to its initiatives to expand and develop the Panuco-Copala Project and increase exploration and evaluation activities. Current liabilities decreased year-over-year as the Company utilize available cash to pay off short-term liabilities.

RESULTS OF OPERATION

PANUCO-COPALA PROJECT - MEXICO

MINERAL RESOURCE ESTIMATE

On January 8th, 2024, the Company announced the results of the Panuco project mineral resource estimate update. The company in conjunction with an independent qualified person ("QP") completed a geostatistical block model estimate. Details of the methods used, and other project information are available for review in a NI43-101 compliant report available on SEDAR+ (February 20, 2024).

Panuco Project Resource Summary - January 8, 2024 (150 g/t AgEq cut-off) or (2.00 g/t AuEq cut-off)

Classification	Tonnes	Average Grade						Contained Metal
		Ag	Au	Pb	Zn	AgEq	Au Eq	Ag	Au	Pb	Zn	AgEq	AuEq
	(Mt)	(g/t)	(g/t)	(%)	(%)	(g/t)	(g/t)	(koz)	(koz)	(kt)	(kt)	(koz)	(koz)
Indicated	9.5	289	2.41	0.27	0.84	511	6.81	88,192	736	25.4	79.9	155,841	2,076
Inferred	12.2	239	1.93	0.29	1.03	433	5.76	93,653	758	35.4	125.3	169,647	2,261

AgEq = Ag ppm + (((Au ppm x Au price/gram) + (Pb% x Pb price/t) + (Zn% x Zn price/t))/Ag price/gram).

AuEq = Au ppm + (((Ag ppm x Ag price/gram) + (Pb% x Pb price/t) + (Zn% x Zn price/t))/Au price/gram).

Metal price assumptions are $24.00/oz silver, $1,800/oz gold, $2,425/t lead, and $2,976/t zinc.

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2024

RESULTS OF OPERATION (Continued)

PANUCO-COPALA PROJECT - MEXICO (Continued)

MINERAL RESOURCE ESTIMATE (Continued)

Panuco Project Indicated & Inferred Resource Summary by Vein (150 g/t AgEq cut-off) or (2.00 g/t AuEq cut-off)

Classification	Tonnes	Average Grade						Contained Metal
		Ag	Au	Pb	Zn	AgEq	Au Eq	Ag	Au	Pb	Zn	AgEq	AuEq
	(Mt)	(g/t)	(g/t)	(%)	(%)	(g/t)	(g/t)	(koz)	(koz)	(kt)	(kt)	(koz)	(koz)
Indicated
Copala	4.5	380	2.46	0.08	0.15	573	7.64	55,201	358	3.7	6.9	83,270	1110
Tajitos	0.6	358	2.24	0.12	0.21	538	7.18	7,295	46	0.7	1.3	10,953	146
Cristiano	0.2	581	3.37	0.25	0.43	858	11.45	3,961	23	0.5	0.9	5,851	78
Copala Area Total	5.4	385	2.48	0.09	0.17	580	7.74	66,457	427	5.0	9.2	100,074	1343
Napoleon	3.3	162	2.39	0.52	1.73	425	5.66	17,276	255	17.2	57.4	45,223	603
Napoleon HW	0.4	164	1.72	0.42	1.53	365	4.87	2,259	24	1.8	6.5	5,029	67
Luisa	0.3	177	2.56	0.39	2.01	459	6.12	1556	22	1.1	5.5	4,027	54
Josephine	0.1	221	2.88	0.39	1.11	492	6.56	491	6	0.3	0.8	1,092	15
Cruz	0.0	144	2.01	0.37	1.71	373	4.97	153	2	0.1	0.6	396	5
NP Area Total	4.1	164	2.34	0.50	1.72	421	5.66	21,735	309	20.4	70.7	55,767	743
Total Indicated	9.5	289	2.41	0.27	0.84	511	6.81	88,192	736	25.4	79.9	155,841	2076
Inferred
Copala	3.2	332	1.77	0.12	0.20	476	6.34	33,722	179	3.7	6.2	48,320	644
Tajitos	1.0	365	2.04	0.22	0.39	540	7.21	12,260	69	2.3	4.0	18,140	242
Cristiano	0.7	443	2.54	0.15	0.29	650	8.66	10,213	59	1.1	2.0	14,974	200
Copala Area Total	4.9	355	1.94	0.15	0.25	515	6.86	56,195	307	7.1	12.3	81,434	1081
Napoleon	3.2	137	1.64	0.45	1.76	342	4.57	14,045	168	14.4	55.9	35,063	467
Napoleon HW	0.8	220	2.17	0.59	2.02	479	6.39	5,976	59	5.0	17.0	13,027	174
La Luisa	2.0	159	2.13	0.30	1.51	386	5.15	10,439	139	6.0	30.8	25,326	338
Josephine	0.2	161	2.05	0.33	1.00	364	4.85	1161	15	0.7	2.2	2,618	35
Cruz	0.3	170	3.75	0.31	1.48	519	6.91	1698	37	1.0	4.6	5,169	69
NP Area Total	6.6	157	1.97	0.41	1.68	383	5.10	33,319	418	27.1	110.6	81,203	1082
San Antonio	0.3	226	1.30	0.01	0.03	325	4.33	2,038	12	0.0	0.1	2,936	39
*Animas	0.4	169	1.68	0.29	0.60	327	4.37	2,101	21	1.1	2.3	4,074	54
Total Inferred	12.2	239	1.93	0.29	1.03	433	5.76	93,653	758	35.4	125.3	169,647	2261

AgEq = Ag ppm + (((Au ppm x Au price/gram) + (Pb% x Pb price/t) + (Zn% x Zn price/t))/Ag price/gram).

AuEq = Au ppm + (((Ag ppm x Ag price/gram) + (Pb% x Pb price/t) + (Zn% x Zn price/t))/Au price/gram).

Metal price assumptions are $24.00/oz silver, $1,800/oz gold, $2,425/t lead, and $2,976/t zinc.

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2024

RESULTS OF OPERATION (Continued)

PANUCO-COPALA PROJECT - MEXICO (Continued)

MINERAL RESOURCE ESTIMATE (Continued)

Panuco Project Indicated & Inferred Resource Sensitivity Table

Classification	Tonnes	Average Grade						Contained Metal
COG AgEq		Ag	Au	Pb	Zn	AgEq	AuEq	Ag	Au	Pb	Zn	AgEq	AuEq
	(Mt)	(g/t)	(koz)	(%)	(%)	(g/t)	(g/t)	(koz)	(koz)	(kt)	(kt)	(koz)	(koz)
Indicated:
300	5.6	415	3.41	0.31	0.96	718	9.57	74,501	612	17.2	53.5	128,810	1,716
250	6.5	375	3.09	0.3	0.95	653	8.70	78,809	651	19.5	62.2	137,286	1,830
200	7.9	331	2.75	0.29	0.9	581	7.75	83,610	694	22.2	70.8	146,774	1,958
150	9.5	289	2.41	0.27	0.84	511	6.81	88,192	736	25.4	79.9	155,841	2,076
120	10.8	263	2.2	0.25	0.79	467	6.22	91,066	759	26.8	85.3	161,308	2,149
100	11.7	246	2.05	0.24	0.75	437	5.82	92,965	773	27.7	88.5	164,833	2,195
Inferred:
300	6.5	355	2.82	0.36	1.23	634	8.34	73,931	587	23.1	79.4	131,930	1,734
250	7.9	317	2.54	0.34	1.17	565	7.51	80,365	644	26.8	92.1	143,338	1,908
200	9.7	278	2.24	0.32	1.12	499	6.66	86,784	698	30.9	108.4	155,748	2,076
150	12.2	239	1.93	0.29	1.03	433	5.76	93,653	758	35.4	125.2	169,647	2,261
120	14.0	216	1.75	0.28	0.97	393	5.25	97,502	791	38.6	136.1	177,648	2,368
100	15.5	201	1.63	0.26	0.92	367	4.89	99,985	812	40.8	142.9	182,671	2,433

AgEq = Ag ppm + (((Au ppm x Au price/gram) + (Pb% x Pb price/t) + (Zn% x Zn price/t))/Ag price/gram).

AuEq = Au ppm + (((Ag ppm x Ag price/gram) + (Pb% x Pb price/t) + (Zn% x Zn price/t))/Au price/gram).

Metal price assumptions are $24.00/oz silver, $1,800/oz gold, $2,425/t lead, and $2,976/t zinc.

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2024

RESULTS OF OPERATION (Continued)

PANUCO-COPALA PROJECT - MEXICO (Continued)

Metallurgical Studies

The Company had preliminary metallurgical test work completed for the Napoleon ore body. A consulting company with experts in the field performed the studies using a third-party laboratory. Results for the Napoleon ore body were announced on February 17, 2023.

Process Option	Stage	Mass Recovery (%)	Global Recovery (%)				Product Grade (% or g/t)
			Ag	Au	Pb	Zn	Ag	Au	Pb	Zn

Whole Ore Leach	Direct Cyanidation Leach	100	87	93	-	-	-	-	-	-

Bulk Sulfide Flotation*	Rougher Conc.	17.0	93	90	94	94	666	16	6.8	5.8
	1 Stage Cleaner Conc	7.1	89	88	87	90	1,524	36	15.1	13.2
	2 Stage Cleaner Conc	5.6	87	86	82	87	1888	45	18.1	16.2

Sequential Flotation*	Lead Rougher Conc	6.0	79	80	93	24	1,804	40	18.3	4.4
	Zinc Rougher Conc	6.2	9	8	3	72	194	4	0.5	12.8

	Lead Rougher Conc	6.0	79	80	93	24	1,804	40	18.3	4.4
	1 Stage Cleaner Conc	2.1	71	76	87	12	4,656	110	49.1	6.3
	2 Stage Cleaner Conc	1.7	68	74	83	9	5,550	134	58.4	5.7

	Zinc Rougher Conc	6.2	9	8	3	72	194	4	0.5	12.8
	1 Stage Cleaner Conc	1.7	8	7	2	71	628	13	1.4	47.2
	2 Stage Cleaner Conc	1.4	7	7	1	71	692	15	1.2	56.2

Gravity Concentration	Knelson Concentrate	3.6	29	40	28	12	1,087	31	8.9	3.5
	Tabled Knelson Conc	0.6	12	26	13	2	2,670	122	24.8	2.9

Summary of results from optimized test work for Napoleon ore body. *Open circuit tests

Further preliminary metallurgical testing of the Tajitos ore body was conducted, and results were released in the company's Technical Report dated March 10, 2023, and posted on SEDAR+.

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2024

RESULTS OF OPERATION (Continued)

PANUCO-COPALA PROJECT - MEXICO (Continued)

Metallurgical Studies (Continued)

Composite	Flowsheet	Displayed Values	Extraction - percent		Reagent Cons. - kg/tonne feed
		(%)	Ag	Au	NaCN	Lime

Diorite MC	Cyanidation of Flotation Concentrate and Tails	Combined CN Extractions	90.3	89.7	1.0	1.0
	Salable Concentrate/ Cyanidation on Tails	Combined Float/CN	87.3*	89.4*	0.4-0.6*	0.8*

Andesite MC	Cyanidation of Flotation Concentrate on Tails	Combined CN Extractions	94.2	87.3	1.0	1.4
	Salable Concentrate / Cyanidation on Tails	Combined Float/CN	94.1*	89.8*	0.4-0.6*	0.8*

Andesite Low MnOX MC	Cyanidation of Flotation Concentrate and Tails	Combined CN Extractions	90.1	80.8	0.9	0.8

Potential Flowsheet Comparison for Tajitos ore body

Note: *Estimated Values, testing would be required to confirm

Preliminary metallurgical testing of the Copala ore body was conducted, and results were released in a news release dated August 16, 2023, and posted on SEDAR+.

Process Option	Stage	Mass Recovery	Recovery (%)
		(%)	Ag	Au

Flotation Concentrate	Flotation + regrind +Cyanide Leach	7.0	76.3	74.9

Rougher Tails	Cyanide Leach	93.0	14.2	18.8

Flotation Plus Cyanide Leach	Total	100	90.6	93.7

Summary of results from optimized test work for Copala ore body

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2024

RESULTS OF OPERATION (Continued)

PANUCO-COPALA PROJECT - MEXICO (Continued)

EXERCISE OF OPTION AGREEMENTS

As of April 30, 2024, the Company fully owned the Panuco and Copala Property.

The mineral concessions comprising the Panuco Property include the Napoleon vein corridor, which has seen the majority of Vizsla Silver's exploration and are unencumbered by royalties.

On September 9, 2019, Canam entered into an option agreement with Silverstone Resources S.A. de C.V. (“Copala”) whereby the Company can earn a 100% interest in certain concessions and assets by spending USD$1,423,000 in exploration by the second-anniversary date of the agreement and paying a cumulative of USD$20,000,000. Certain claims of Copala are subject to a 3.0% net smelter royalty (“NSR”) which can be brought down to 1.5% for 10% of the purchase price of those mining concessions. .

During the year ended April 30, 2024, the Company continues its exploration program at Panuco-Copala flagship project with a drill program. The exploration program has comprised prospecting and detailed mapping and systematic sampling of surface which led to diamond drilling. Drilling has been carried out at forty targets thus far with 338,235 metres of drilling carried out to date.

LOCATION AND CONCESSIONS

The Panuco Silver Project is in the Panuco - Copala mining district in the municipality of Concordia in southern Sinaloa state along the western margin of the Sierra Madre Occidental physiographic province in western Mexico. The Panuco project area is accessed from Mazatlán via Federal Highway 15 to Villa Union and then on Highway 40 for a total of 56 kilometres. The project is centered at 23º19' North latitude and 105º54' West longitude.

The Project comprises 119 approved mining concessions covering a total area of 16,536.87 ha, and two applications for two mineral concessions covering 1,321.15 ha. The mineral concessions are held 100% by Vizsla Silver. The company also held 4,103 hectares on four concessions located west of the Panuco Project and 16,962 hectares in the newly consolidated, past producing La Garra District.

GEOLOGY

The Panuco project is located along the western margin of the Sierra Madre Occidental ("SMO"), a high plateau and physiographic province that extends from the U.S.A. - Mexico border to the east-trending Trans Mexican Volcanic Belt. The SMO is an igneous province recording continental magmatic activity from the Late Cretaceous to the Miocene that has been separated into two episodes: the Lower Volcanic Complex (LVC) and the Upper Volcanic Series (UVS).

The stratigraphic column in the Project consists predominantly of intrusive, volcanic and volcaniclastic rocks of intermediate to felsic composition of the LVC that have been intruded by younger domes and dikes of rhyolite and basalt compositions of the UVS. An approximately 9 by 3-km pluton of diorite to quartz diorite composition and lavas and tuffs of andesite composition are the main host lithologies of the epithermal veins in the district. The rhyolites and dacites on top of the andesite (upper part of the LVS) host vein mineralization in minor proportion. Field work and interpretations conducted in the Project, suggest that the andesites of the LVC units are correlative with the Tarahumara formation of Sonora, and the ~77 to 69 Ma Socavon, Buelna and Portal members described in San Dimas. The rocks of the LVC in San Dimas are intruded by the Piaxtla batholith, dated at 49 to 44 Ma, whereas the age of epithermal mineralization has been constrained there between 41 and 37.8 (Enriquez et al, 2018 and Montoya et al, 2019). The diorite to quartz diorite pluton in Panuco has not been dated, but it is interpreted to be older than the Piaxtla intrusive, and correlative with the 64 Ma San Ignacio batholith dated by Montoya et al, (2019) in a locality west of San Dimas. In Panuco, two adularia samples, from each of Napoleon and Copala, dated at ActLabs in Ontario, resolved statistically identical ages of 25.81 ± 0.05 Ma and 25.72 ± 0.06 Ma. Previous field observations that rhyolite dikes of possible Oligocene age (intruding the LVS units) are crosscut by veins in southern Napoleon area agree with a young age of epithermal mineralization. The rhyolite-dacite dome in the Animas zone, adjacent to the El Muerto mine shows strong silicification and quartz veining as well.

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2024

RESULTS OF OPERATION (Continued)

PANUCO-COPALA PROJECT - MEXICO (Continued)

GEOLOGY (continued)

Additionally, the Jurassic - Early Cretaceous basement (Tahue terrane), comprised of metasediments (phyllites and sandstones) have been recognized through tectonic/erosional "windows" into the LVS and in some drill-holes. The basement rocks are unconformably overlain by the LVC andesites and felsic rocks of the Tarahumara Formation and intruded by the diorite-granodiorite and granite plutons centered in Panuco project. The granite intrusion around the Panuco town has a reported K/Ar age of 57 Ma (McDowell and Kayzer 1977) whereas a granodiorite porphyry in Malpica located 30 km southeast of the Project area was dated at 54.2 Ma by K/Ar (Henry, 1975). Recent dating of orthoclase at ActLabs, resolved a younger and more accurate age of 52.60 ± 0.21 Ma for the Panuco granite. Locally, the diorite intrusion has been observed to contain clasts of andesite and granite, implying a younger age for the diorite in the project area. Another intrusive phase of granodiorite to quartz-monzonite that may be coeval with the main diorite pluton, has been mapped in the footwall of the Animas-Refugio structure (Henry, 2003). Following deposition of the Tarahumara andesites, a quiescence period in volcanism, concomitant with uplift and erosion, favored formation of lakes and deposition of water-lain hyaloclastites and volcaniclastics composed of alternating rhyolite and andesite tuffs of Eocene age. These volcaniclastic unit is believed to be correlative with the Productive andesite member in San Dimas. The unit is hundreds of metres thick and has been intruded also by felsic stocks, plugs and dikes of the UVS.

MINERALIZATION

Mineralization on the property comprises several epithermal quartz veins. To date approximately 86 kilometres of these veins have been traced by Vizsla Silver and previous workers. Individual vein corridors are up to 3.7 kilometres long and range from decimeters to greater than 10 metres in width. Veins have narrow envelopes of silicification, local argillic alteration and are commonly marked by clay gouge. More distal alteration comprises propylitic alteration bearing chlorite and epidote.

The mineralization along the vein corridors comprises hydrothermal veins - breccias with grey silica in the matrix and white or grey quartz clasts. The grey colour is due to the presence of very fine-grained disseminated sulphides, presumed to be mainly acanthite, sphalerite and galena. Several hydrothermal breccias have been identified to date by Vizsla Silver's geologists: breccias with grey quartz tend to occur at lower levels in the fault structures whereas breccias with barren white quartz tend to occur at higher levels. Locally, mineralized zones bear banded textures consisting of alternating quartz with thin dark bands of sulfides (acanthite, sphalerite, galena, and pyrite). In the higher-grade zones fine-grained pyrite is disseminated in the quartz with rare fine-grained sphalerite and / or galena. Bladed quartz pseudomorphs after calcite have been noted at various locations within the fault zone and are indicative of boiling conditions. All the mineralized zones have been cut by late stage quartz veinlets consisting of white quartz and purple amethyst quartz. The amethyst is thought to be related to mixing of near surface waters as the hydrothermal system is collapsing, as has been noted at the nearby San Dimas district (Montoya-Lopera et al, 2019).

The main structural corridors are Copala - Colorada, Napoleon, Animas-Refugio, Cordon del Oro, and the newly identified Camelia - Florida corridor. Each structural corridor contains multiple prospects.

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2024

RESULTS OF OPERATION (Continued)

PANUCO-COPALA PROJECT - MEXICO (Continued)

EXPLORATION UPDATE

Vizsla Silver uses a multi-phase method of exploration. The initial activity consists of prospecting with aid of a LiDAR survey, surface mapping and sampling to identify areas of interest. The next phase is detailed mapping and systematic sampling. Mapping and sampling of mine workings are also performed to define potential areas for future work. A total of 4,723 surface samples and 800 underground channel samples plus 801 QA/QC controls have been analyzed since work by the company began. The prospects are then catalogued and prioritized for drilling based on an internal procedure that uses an internally developed ranking-matrix.

Since November 2019, over 40 prospects have been tested with 354,035 m drilled in 934 holes completed on HQ and NQ diameter. A total of 53,391 core samples plus 9,708 QA/QC controls have been analyzed to date.

On May 2024, the company started an Infill drilling campaign in Central Copala to upgrade Indicated Mineral Resources to Measured Mineral Resources. The campaign consists of approximately 10,000 metres of diamond drilling distributed in 35 holes drilled at 25 metre-centers.

In terms of Project Development, in February 2024, Vizsla Silver started with the Preliminary Economic Assessment ("PEA") preparation. The study is expected to be completed in Q3 2024.

On December 18, 2023, the Company announced the release of its inaugural Sustainability Report (the "Report"), highlighting the Company's commitment to sustainable practices and responsible corporate citizenship.

The Report provides detailed insights into Vizsla Silver's performance and initiatives across three key pillars of sustainability - environmental stewardship, social responsibility, and ethical governance. Key performance highlights include:

Environmental:

• Commissioned a greenhouse gas inventory - the first step in reducing the Company's carbon footprint.

• Explored options to incorporate on-site renewable energy.

Social:

• Increased health and well-being of local Mexican residents through bi-annual health fairs and community health campaigns.

• Achieved a safety milestone - exceeding one million consecutive work hours without a lost time incident.

Governance:

• Published the inaugural Sustainability Report.

The Company's 2023 Report was prepared by a third party and is aligned with the IFRS Foundation International Sustainability Standards Board SASB Metals and Mining Standard. The Report includes goals, actions, and performance metrics, providing stakeholders an opportunity to gain a comprehensive understanding of the Company's sustainability journey. The Report will be shared through various communication channels, including the Company's website. To view the full 2023 Sustainability Report, please visit www.vizslasilvercorp.ca.

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2024

TECHNICAL DISCLOSURE

All technical disclosure covering the Company's mineral properties was prepared under the supervision of Jesus Velador, P. Geo, VP Exploration for the Company, and a "Qualified Person" within the meaning of NI 43-101.

FINANCIAL RESULTS - YEAR ENDED APRIL 30, 2024

During the year ended April 30, 2024 ("2024"), Vizsla recorded a comprehensive loss of $3,486,349, whereas the comprehensive loss for the same year in 2023 ("2023") was $3,758,024. Excluding non-cash items such as stock-based compensation and amortization, the net loss for 2024 was $9,782,666 compared to $9,236,364 for 2023. This represents an increase of $546,302 in losses from the prior year.

In 2024, there has been a decrease in General and Administrative expenses compared to 2023. This increase can be attributed to various factors:

  Insurance expenses decreased by $91,662 as management was able to negotiate more favourable insurance costs.
  Office expenses decreased by $82,396, resulting from a reduction in health tax payments for employees, the absence of relocation fees, and a general reduction of general and administrative expenses.
  Professional fees decreased by $147,308, due to the timing of audit fee billings and a reduction in legal fees as there are less transactions and financings in 2024.
  Transfer agent expenses decreased by $306,873 as the 2023 amount included listing fees related to a new listing.
  Travel expenses decreased by $466,262, as travel expenses related to marketing, travel show and conferences were classified as marketing expenses.

The previously mentioned reductions were counterbalanced by several increases.

  Expenditure on consulting services increased by $660,480, fueled by both a rise in the number of consultants hired and the expanded scope of services rendered.
  Director fees also increased by $13,497 due to an increased number of independent directors and the length of services compared to 2023.
  Management fees increased by $137,500 due to an increase in fees paid and increase in allocation of performance bonus to an executive.
  Marketing expenses saw a $670,864 increase due to heightened marketing activities aimed at promoting the Company, alongside the reclassification of travel expenses related to marketing, travel show and conferences.
  Transaction cost in 2024 of $164,696 is related to the spin-out of Vizsla Royalties Corp.

The fluctuation of foreign exchange is due to volatility in foreign exchange rates between Mexican pesos, United States dollars, and Canadian dollars.

Interest income increased by $673,220 in 2024 compared to 2023, primarily due to the higher interest rates and availability of cash flow to invest in high interest term deposits.

There is a $575,577 increase in revaluation loss from the change in fair value of the shares related to the Strategic investment.

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2024

FINANCIAL RESULTS - YEAR ENDED APRIL 30, 2024 (Continued)

The table below shows the major variances for the years ended April 30, 2024, and 2023:

	For the year ended	For the year ended
	April 30, 2024	April 30, 2023	Variance
	$	$	$
Consulting fees	2,035,028	1,374,548	660,480
Directors fees	338,047	324,550	13,497
Foreign exchange (gain)/loss	487,069	(48,270)	535,339
Insurance	646,113	737,775	(91,662)
Management fees	787,500	650,000	137,500
Marketing	3,764,546	3,093,682	670,864
Office and miscellaneous	1,237,028	1,319,424	(82,396)
Professional fees	834,492	981,800	(147,308)
Share based compensation	5,836,747	4,086,178	1,750,569
Transaction costs	164,696	-	164,696
Transfer agent and filing	335,260	642,133	(306,873)
Travel and promotion	94,143	560,405	(466,262)

Other (income) / loss
Interest income	(1,632,960)	(959,740)	(673,220)
Revaluation loss on investment in equity instruments	691,704	116,127	575,577
Impairment loss	-	443,930	(443,930)

FINANCIAL RESULTS - THREE MONTHS ENDED APRIL 30, 2024

During the three months ended April 30, 2024 ("2024"), Vizsla recorded a comprehensive income of $6,090,490, whereas the comprehensive income for the same period in 2023 ("2023") was $5,013,791. The comprehensive income for the three months period ended April 30, 2024, included $9,367,682 of translation gain (2023 - $10,181,345) to translate the exploration and evaluation assets from Mexican pesos to Canadian dollars.

Excluding non-cash items such as stock-based compensation and amortization, the net loss in 2024 was $3,002,589 compared to $3,529,721 for 2023. This represents a decrease of $527,132 in costs from the prior year.

In 2024, General and Administrative expenses have decreased compared to 2023, due to:

  Reallocation of exploration investigation expenses of $135,050 in 2024 as the Company proceeds with the acquisition of Goanna Resources.
  Insurance expenses decreased by $91,904 as management was able to negotiate more favourable insurance costs.
  Professional fees decreased by $48,217, due to the timing of audit fee billings and a reduction in legal fees as there are less transactions and financings in 2024.
  Transfer agent expenses decreased by $121,700 as the 2023 amount included significant listing fees elated to new listing.
  Travel expenses decreased by $240,489, as travel expenses related to marketing, travel show and conferences were classified as marketing expenses.

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2024

FINANCIAL RESULTS - THREE MONTHS ENDED APRIL 30, 2024 (Continued)

Some of the reductions mentioned earlier have been partially offset by several increases.

  Consulting fees increased by $546,192, driven by both an increase in the number of consultants hired and the expanded scope of services rendered.
  Director fees also increased by $15,390 due to an increased number of independent directors and the length of services compared to 2023.
  Management fees increased by $225,000 due to an increase in fees paid and in increase in the allocation of performance bonus to an executive.
  The rise in marketing expenses by $338,375 is primarily because of new digital marketing initiatives and the reclassification of travel expenses related to marketing, travel show and conferences.
  Office expenses increased by $140,361 due to the increase in general and administrative costs to support the expansion of operation.
  Transaction cost in 2024 of $164,696 is related to the spin-out of Vizsla Royalties Corp.

Interest income in 2024 decreased by $153,040 compared to 2023, primarily due to the lowering of interest rates and the lower available cash balance in term deposits in 2024 compared to 2023.

There is a revaluation gain of $20,358 resulting from the change in the fair value of shares and a $443,930 impairment loss from the written-off of intangible assets associated with the strategic investment.

The fluctuations in foreign exchange are a result of the volatility observed in the exchange rates between Mexican pesos, United States dollars, and Canadian dollars.

The table below shows the major variances for the three months ended April 30, 2024, and 2023:

	Three months ended	Three months ended
	April 30, 2024	April 30, 2023	Variance
	$	$	$
Consulting fees	755,303	209,111	546,192
Directors fees	94,107	78,717	15,390
Exploration investigation (recovery)	(135,050)	-	(135,050)
Foreign exchange loss	96,773	1,146,027	(1,049,254)
Insurance	112,731	204,635	(91,904)
Management fees	412,500	187,500	225,000
Marketing	1,082,232	743,857	338,375
Office and miscellaneous	493,687	353,326	140,361
Professional fees	320,424	368,641	(48,217)
Transaction costs	164,696	-	164,696
Transfer agent and filing	95,943	217,643	(121,700)
Travel and promotion	12,457	252,946	(240,489)

Other (income) / loss
Interest income	(480,694)	(633,734)	153,040
Revaluation gains on investment in equity instruments	(22,520)	(42,878)	20,358
Impairment loss	-	443,930	(443,930)

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2024

SUMMARY OF QUARTERLY RESULTS

Selected quarterly information for each of the eight most recently completed financial periods is set out below. All results were compiled using IFRS.

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	April 30,	January 31,	October 31,	July 31,	April 30,	January 31,	October 31,	July 31,
	2024	2024	2023	2023	2023	2023	2022	2022

Interest income	$480,694	$725,333	$312,089	$114,844	$633,734	$228,656	$62,167	$35,183

Net loss	$3,277,192	$4,074,203	$4,194,386	$4,402,608	$5,167,554	$2,977,812	$2,096,124	$3,350,238

Loss per common share	$0.02	$0.02	$0.02	$0.02	$0.03	$0.02	$0.01	$0.02

The fluctuations in net loss over the past eight quarters can be attributed to several factors, including increased exploration activities in Panuco-Copala, the expansion of office operations, and changes in the fair value of stock-based compensation. Additionally, interest income has varied due to fluctuations in interest rates and the availability of cash flow for investment in short-term high-interest savings accounts.

In fiscal 2024, as operations stabilize and the Company's sustained focus on the Panuco-Copala project is maintained, net loss also stabilizes.

LIQUIDITY

The Company’s cash and cash equivalents on April 30, 2024, were $37,548,304 compared to $12,608,704 on April 30, 2023. The Company had a working capital of $53,337,482 on April 30, 2024, compared to a working capital of $67,564,983 at April 30, 2023.

During the year ended April 30, 2024, $14.5 million was used in operating activities compared to $12.3 million in April 30, 2023. $4.9 million was generated in investing activities during 2024 compared to $83.2 million which was used in April 30, 2023. $33.7 million was generated from financing during 2024 compared to $74.7 million in April 30, 2023.

The Company's financial instruments are cashable at any time without restriction.

The Company has no long-term debt. The Company has commitment related to the acquisition of Goanna Resources (La Garra claims).

As the Company has no revenues, its ability to fund operations is dependent upon its ability to secure financing through the sale of equity or assets. The value of any mineral property is dependent upon the existence of economically recoverable mineral reserves, or the possibility of discovering such reserves, or proceeds from the disposition of such properties. See Section "Risk Factors", below.

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2024

CAPITAL RESOURCES

The Company had 232,642,035 issued and outstanding common shares as of April 30, 2024 (April 30, 2023 - 207,938,329).

Financing

On February 21, 2024, the Company entered into an agreement with PI Financial Corp. as sole bookrunner and lead underwriter, on its own behalf and on behalf of a syndicate of underwriters (the "Underwriters"), pursuant to which the Underwriters have agreed to purchase, on a "bought deal" basis, 20,000,000 common shares (the "Shares") of the Company at a price of $1.50 per Share for aggregate gross proceeds of $30,000,000 (the "Offering"), excluding additional proceeds raised from the exercise of the Over-Allotment Option.

The Company agreed to grant the Underwriters an option to cover over-allotments (the "Over-Allotment Option"), which will allow the Underwriters to purchase up to an additional 15% of the Shares sold pursuant to the Offering, on the same terms as the Offering. The Over-Allotment Option may be exercised in whole or in part at any time, for 30 days after the closing date of February 29, 2024. The Over Allotment Options were exercised in full, and the Company completed the bought deal prospectus for gross proceeds of $34,500,000 on February 29, 2024.

The Company paid the Underwriter a cash commission equal to 6% of the gross proceeds raised under the Offering. As further consideration for the services provided by the Underwriters in connection with the Offering, the Company issued compensation warrants to the Underwriters, exercisable at any time on or before February 28, 2026, to acquire that number of common shares of the Company which is equal to 6% of the number of Offered Shares sold under the Offering at an exercise price of $1.50. The compensation warrants have a fair value of $742,418 using the Black-Scholes Options pricing model. The Company incurred a total of $2,228,139 in cash share issue costs.

Warrants

As of April 30, 2024, the Company had 15,437,163 warrants outstanding (April 30, 2023: 14,771,833).

During the year ended April 30, 2024, 714,670 warrants were exercised at a weighted average exercises price of $1.46 for proceeds of $1,042,597. The Company issued 1,380,000 broker warrants in relation to the bought deal financing which closed on February 29, 2024. Each warrant entitles the holder to acquire one common share of the Company until February 28, 2026, at a price of $1.50.

The fair value of the warrants granted was calculated using the Black-Scholes pricing model with a risk-free interest rate of 4.18%, expected volatility of 61.35%, and zero expected dividend yield for a two-year to five-year term. The Company recorded $742,418 against reserves for the year ended April 30, 2024 (April 30, 2023: $2,546,766).

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2024

CAPITAL RESOURCES (Continued)

Options

As of April 30, 2024, the Company had 18,803,722 options outstanding (April 30, 2023: 15,926,972).

During the year ended April 30, 2024, 782,250 were exercised with weighted average exercise price of $1.38 for proceeds of $1,083,250, and 841,000 options were canceled. No other options were issued, canceled, or expired during the year ended April 30, 2024.

On May 19, 2023, the Company granted 3,850,000 stock options at an exercise price of $1.60 to directors, officers, employees, and consultants of the Company. These options are exercisable for a period of five years and will vest over the next two years.

On November 15, 2023, the Company has granted 400,000 stock options at an exercise price of $1.36 to a director and a consultant of the Company. These options are exercisable for a period of five years and will vest over the next two years.

On December 18, 2023, the Company has granted 250,000 stock options at an exercise price of $1.53 to a consultant of the Company. These options are exercisable for a period of two years and will vest over the next one year.

The fair value of the options granted was calculated using the Black-Scholes option pricing model with a risk-free interest rate of 3.29%-3.99%, expected volatility of 63%-96.24%, and zero expected dividend yield for a two-year to five-year term. For the year ended April 30, 2024, the Company recorded $5,059,733 as share-based compensation and used an estimated forfeiture rate of 4%, resulting in an impact of $210,822 (April 30,2023: $nil) which reduces the fair value of share-based compensation.

Restricted shares units ("RSU")

As of April 30, 2024, the Company had 1,044,073 RSUs outstanding (April 30, 2023: 1,133,572).

On April 1, 2024, the Company granted 318,000 RSUs to an officer of the Company. The RSUs will vest in three equal annual installments commencing on the first anniversary of the grant date. The Company can settle each vested RSUs with cash, shares, or a combination of cash and shares at the Company's discretion.

The fair value of each RSU is $1.89 which is the value of a Vizsla common share on grant day (April 1, 2024). The total share-based compensation of the RSUs is valued at $601,020, which will be realized as the RSUs vest.

206,786 RSUs were exercised and converted to common shares, and 200,713 RSUs were canceled. No other RSUs were issued, canceled, or expired during the year ended April 30, 2024.

For the year ended April 30, 2024, the Company has recognized a share-based compensation of $777,014 (April 30, 2023: $239,767) for the RSUs, and used an estimated forfeiture rate of 4%, resulting in an impact of $32,376 (April 30,2023: $nil) which reduces the fair value of share-based compensation.

OFF-BALANCE SHEET ARRANGEMENTS

As a policy, the Company does not enter off-balance sheet arrangements with special-purpose entities in the normal course of business, nor does it have any unconsolidated affiliates.

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2024

TRANSACTIONS WITH RELATED PARTIES

During the year ended April 30, 2024, and 2023, the Company has the following related party transactions:

(a) The Company has incurred $2,698,461 (April 30, 2023: $2,238,520) in salary and consulting fees to the Company's officers and companies owned by the Company's officers as compensation.

(b) The Company has incurred $338,047 (April 30, 2023: $324,550) in director fees to the Company's directors.

(c) The Company has paid $675,000 (April 30, 2023: $600,000) to a company with common directors and officers for rent expenses and administration expenses.

(d) For the year ended April 30, 2024, the Company has granted 3,165,000 (April 30, 2023: 2,075,000) stock options to officers and directors of the Company.

(e) As of April 30, 2024, $673,600 (April 30, 2023: $nil) was payable to officers of the Company, $475,000 was payable to the former COO of the Company (April 30, 2023: $nil).

Below is a summary of cash compensation, stocked based compensation, and restricted shares units paid to officers and directors of the Company:

	For the year ended
Cash compensation including bonus	April 30, 2024	April 30, 2023
CEO fees	$787,500	$462,500
CFO fees	399,021	314,997
COO fees	779,688	398,000
SVP Business Development and Strategy fees	401,672	292,500
VP Exploration fees	330,580	156,717
Director fees	338,047	245,833
	$3,036,508	$1,870,547

	For the year ended
Stock-based compensation	April 30, 2024	April 30, 2023
CEO fees	$1,114,241	$451,870
CFO fees	469,827	170,759
COO fees	566,168	172,662
SVP Business Development and Strategy fees	421,393	196,139
VP Exploration	356,477	198,726
Director fees	938,832	660,660
	$3,866,938	$1,850,816

	For the year ended
Restricted shares units	April 30, 2024	April 30, 2023
CEO fees	$122,626	$33,650
CFO fees	35,971	9,871
COO fees	26,894	25,638
SVP Business Development and Strategy fees	57,692	15,831
VP Exploration	85,546	23,475
Director fees	177,633	28,843
	$506,362	$137,308

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2024

FOURTH QUARTER

During the three months ended April 30, 2024, the Company continued with exploration of the Panuco-Copala project and prepared for the PEA. The study is expected to be completed in Q3 2024.

The Company also prepared for the spin out of Vizsla Royalties Corp. The Company appointed Suki Gill as an independent director.

The Company entered into an equity distribution agreement with Canaccord Genuity Corp. and filed a prospectus supplement dated March 26, 2024, in respect of an at-the-market equity program. The program allows the Company to issue and sell up to C$50,000,000 of Vizsla Silver Shares from treasury to the public, from time to time, through Canaccord Genuity, at the Company’s discretion and in accordance with the terms and conditions of the distribution agreement. The Company will pay Canaccord Genuity a cash fee equal to 3% of the gross proceeds of Vizsla Silver Shares sold under the distribution agreement.

On February 29, 2024, the Company completed a bought deal along with the over-allotment option exercise of gross proceed of $34,500,000 with PI Financial Corp (the “Underwriters”). The Company paid to the Underwriter a cash commission equal to 6% of the gross proceeds raised. As further consideration for the services provided by the Underwriters in connection with the financing, the Company issued compensation warrants to the Underwriters, exercisable at any time on or before February 28, 2026, to acquire that number of common shares of the Company which is equal to 6% of the number of Offered Shares sold under the Offering at an exercise price of $1.50.  The compensation warrants have a fair value of $742,418 using the Black-Scholes options pricing model. The Company incurred a total of $2,228,139 in cash share issue costs.

On April 1, 2024, the Company granted 318,000 RSUs to an officer of the Company. The RSUs will vest in three equal annual installments commencing on the first anniversary of the grant date. The Company can settle each vested RSUs with cash, shares, or a combination of cash and shares at the Company's discretion. 206,786 RSUs were exercised and converted to common shares at the vested price of $1.60, and 200,715 RSUs were canceled.

During the three months period that ended April 30, 2024, 11,500 warrants were exercised at a weighted average exercise price of $2.00 for gross proceeds of $23,000. 697,250 options were exercised at a weighted average exercise price of $1.51 for gross proceeds of $1,050,700.

PROPOSED TRANSACTIONS

As of the date of this MD&A, the Company’s only proposed transaction is the acquisition of Goanna Resources.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company's annual audited consolidated financial statements requires management to make certain estimates that affect the amounts reported in the annual audited consolidated financial statements. The accounting estimates considered to be significant include the recognition of deferred income tax assets and share-based compensation.

Share-based compensation

Calculating share-based compensation requires estimates of expected volatility in the share price, risk-free interest rates, number of options expected to vest, and a determination that standard option pricing models such as Black-Scholes fairly represent the actual compensation associated with options. Share price volatility is calculated using the Company's own trading history. The risk-free interest rate is obtained from the Bank of Canada zero coupon bond yield for the expected life of the options. The Company believes that the Black-Scholes option pricing model is appropriate for determining the compensation cost associated with the grant of options.

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2024

CRITICAL ACCOUNTING ESTIMATES (Continued)

Impairment of exploration and evaluation assets (E&E assets)

Judgment is involved in assessing whether there is any indication that an asset may be impaired. This assessment is made based on the analysis of, amongst other factors, changes in the market or business environment, events that have transpired that have impacted the asset, and information from internal reporting.

Deferred tax assets and liabilities

Provisions for income taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by taxing authorities. Where the outcome of these tax-related matters is different from the amounts that were originally recorded, such differences will affect the tax provisions in the period in which such determination is made.

Prismo strategic investment

Prismo shares, Prismo warrants, and Vizsla shares are fair valued using the discount for lack of marketability ("DLOM") method. DLOM is based on the risk arising from the restricted holding period and voluntary escrow. The intangible asset is calculated based on the difference between the fair value of Prismo Units and Vizsla shares and cash consideration. The factors applied in the calculation are management's best estimates based on industry averages and future forecasts.

Financial assets at amortized cost

A financial asset is measured at amortized cost if the objective is to hold the financial asset for the collection on contractual cash flows and the asset’s contractual cash flows are comprised solely of payments of principal and interest. The financial asset is classified as current or non-current based on its maturity date and is initially recognized at fair value and subsequently carried at amortized cost less any impairment. The Company classifies cash and cash equivalent, other receivables, and strategic investment in this category.

Tax receivables

Value-added tax ("VAT") receivable is collectible from the government of Mexico. The collection of VAT is subject to risk due to the complex application and collection process and therefore, risk related to the collectability and timing of payment from the Mexican government. The Company uses its best estimates based on the facts known at the time and its experience to determine its best estimate of the collectability and timing of these recoveries. Changes in the assumptions regarding collectability and the timing of collection could impact the valuation and classification of VAT receivable.

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2024

CRITICAL ACCOUNTING ESTIMATES (Continued)

Income taxes

Income tax expense comprises current and deferred tax. Income tax is recognized in the statement of loss and comprehensive loss except to the extent it relates to items recognized directly in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year-end, adjusted for amendments to tax payable regarding previous years.

Deferred tax is recognized using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable profit (tax loss); and does not give rise to equal taxable and deductible temporary differences. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis, or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

There has been no adoption or recognition of accounting policies other than that are disclosed in note 2 of the consolidated financial statements for the years ended April 30, 2024, and note 3 of the consolidated financial statements for the years ended April 30, 2023.

Adoption of New Accounting Standards

The new standards, or amendments to standards and interpretations that were adopted by the Company, effective May 1, 2023, are as follows:

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2024

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Disclosure of Accounting Policies (Amendments to IAS 1)

The IASB has issued amendments to IAS 1 Presentation of Financial Statements which require entities to disclose their "material" accounting policy information rather than their "significant" accounting policies. The amendments explain that accounting policy information is material if omitting, misstating; or obscuring that information could be expected to influence decisions that the primary users of the financial statements make on, the basis of, those financial statements. The amendments also clarify that accounting policy information may be material because of its nature, even if the related amounts are immaterial.

This amendment is effective for annual periods beginning on or after May 1, 2023. The adoption of this amendment did not have a material impact on the Company’s consolidated financial statements.

Definition of Accounting Estimates (Amendments to IAS 8)

The IASB has issued amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors which introduce a definition of accounting estimates and provide other clarifications to help entities distinguish accounting policies from accounting estimates. Under the amendments, accounting estimates are defined as "monetary amounts in financial statements that are subject to measurement uncertainty." The amendments also emphasize that a change in an accounting estimate that results from latest information or new developments is not an error correction and that changes in an input or a measurement technique used to develop an accounting estimate are considered changes in accounting estimates if those changes in an input or measurement technique are not the result of an error correction.

This amendment is effective for annual periods beginning on or after May 1, 2023. The adoption of this amendment did not have a material impact on the Company’s consolidated financial statements.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company's activities expose it to a variety of financial risks, which include market risk, foreign currency risk, interest rate risk, price risk, credit risk and liquidity risk. The Company's risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company's financial performance.

Market risk

Market risk is the risk that changes in market prices will affect the Company's earnings or the value of its financial instruments. Market risk is comprised of commodity price risk and interest rate risk. The objective of market risk management is to manage and control exposures within acceptable limits, while maximizing returns. The Company is not exposed to significant market risk.

Interest rate risk

Interest rate risk is the risk of losses that arise because of changes in contracted interest rates. The Company is not exposed to significant interest rate risk.

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2024

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS (continued)

Foreign currency risk

The Company incurs certain expenses in currencies other than the Canadian dollar. The Company is subject to foreign exchange risk because of fluctuations in exchange rates. The Company manages this risk by maintaining bank accounts in US dollars and Mexican pesos to pay foreign currency expenses as they arise. Receipts in foreign currencies are maintained in those currencies. The Company does not undertake currency hedging activities. The Company also does not attempt to hedge the net investment and equity of integrated foreign operations.

The Company measures the effect on total assets or total receipts of reasonably foreseen changes in interest rates and foreign exchange rates. The analysis is used to determine if these risks are material to the financial position of the Company. A 1% change in the foreign exchange rate of CAD to MXN would increase/decrease the net and comprehensive loss for the year ended April 30, 2024, by approximately $212,000 (year ended April 30, 2023: $139,000). Actual financial results for the coming year will vary since the balances of financial assets are expected to decline as funds are used for Company expenses.

Price risk

This risk relates to fluctuations in commodity and equity prices. The Company closely monitors commodity prices of precious and base metals, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company. Fluctuations in pricing may be significant.

Credit risk

Credit risk is the risk of an unexpected loss if a counterparty or third party to a financial instrument fails to meet its contractual obligations. To reduce credit risk, cash and cash equivalents are on deposit at major financial institutions. The Company is not aware of any counterparty risk that could have an impact on the fair value of the cash and cash equivalents.

The carrying value of the financial assets represents the maximum credit exposure. The Company minimizes credit risk by reviewing the credit risk of the counterparties to its arrangements prior to entering into such agreements.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company's normal operating requirements on an ongoing basis, including exploration plans. The Company attempts to ensure that there are sufficient funds to meet its short-term business requirements, considering its anticipated cash flows from operations and holdings of cash and cash equivalents.

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2024

OTHER REQUIREMENTS

Risks Factors and Uncertainties

Information on risks associated with investing in the Company's securities is contained in the most recently filed AIF.

Overview

The Company is subject to many risks that may affect future operations over which the Company has little control. These risks include, but are not limited to, intense competition in the resource industry, market conditions and the Company's ability to access new sources of capital, mineral property title, results from property exploration and development activities, and currency fluctuations. The Company has a history of recurring losses and there is no expectation that this situation will change in the foreseeable future.

Competition

Other exploration companies, including those with greater financial resources than the Company, could adopt or may have adopted the same business strategies and thereby compete directly with the Company, or may seek to acquire and develop mineral claims in areas targeted by the Company. While the risk of direct competition may be mitigated by the Company's experience and technical capabilities, there can be no assurance that competition will not increase or that the Company will be able to compete successfully.

Access to Capital

The exploration and subsequent development of mineral properties is capital intensive. Should it not be possible to raise additional equity funds when required, the Company may not be able to continue to fund its operations which would have a material adverse effect on the Company's potential profitability and ability to continue as a going concern. At present, the Company has cash resources to fund planned exploration for the next twelve months. Timing of additional equity funding will depend on market conditions as well as exploration requirements.

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered exploration stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. These conditions may persist for an indeterminate period.

Foreign Operations and Political Risk

The Company's mineral properties are in Canada, Mexico, and the United States. In foreign jurisdictions, mineral exploration and mining activities may be affected in varying degrees by political or economic instability, expropriation of property and changes in government regulations such as tax laws, business laws, environmental laws, and mining laws. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may materially adversely affect its business, or if significant enough, may make it impossible to continue to operate in certain countries. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, foreign exchange restrictions, export controls, income taxes, expropriation of property, environmental legislation and exploration health and safety. These risks are not unique to foreign jurisdictions and apply equally to the property interest in Canada.

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2024

OTHER REQUIREMENTS (Continued)

Risks Factors and Uncertainties (Continued)

Mineral Property Tenure and Permits

The Company has completed a review of its mineral property titles and believes that all requirements have been met to ensure continued access and tenure for these titles. However, ongoing requirements are complex and constantly changing so there is no assurance that these titles will remain valid. The operations of the Company will require consents, approvals, licenses and/or permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary consents, approvals, licenses and permits that may be required to carry out exploration, development, and production operations at its projects.

Although the Company acquired the rights to some or all the resources in the ground subject to the tenures that it acquired, in most cases it does not thereby acquire any rights to, or ownership of, the surface to the areas covered by its mineral tenures. In such cases, applicable laws usually provide for rights of access to the surface for the purpose of carrying on exploration activities, however, the enforcement of such rights can be costly and time consuming. It is necessary, as a practical matter, to negotiate surface access.

There can be no guarantee that, despite having the right at law to access the surface and carry-on exploration activities, the Company will be able to negotiate a satisfactory agreement with existing landowners for such access, and therefore it may be unable to carry out exploration activities. In addition, in circumstances where such access is denied, or no agreement can be reached, the Company may need to rely on the assistance of local officials or the courts in such jurisdictions.

Reclamation

There is a risk that monies allotted for land reclamation may not be sufficient to cover all risks, due to changes in the nature of the waste rock or tailings and/or revisions to government regulations. Therefore, additional funds, or reclamation bonds or other forms of financial assurance may be required over the tenure of any mineral project of the Company to cover potential risks. These additional costs may have a material adverse effect on the Company's business, financial condition, and results of operations.

Environmental Restrictions

The activities of the Company are subject to environmental regulations promulgated by government agencies in different countries from time to time. Environmental legislation generally provides for restrictions and prohibitions on spills, releases or emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers, and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2024

OTHER REQUIREMENTS (Continued)

Risks Factors and Uncertainties (Continued)

Title Matters

Although the Company has taken steps to verify the title to the mineral properties in which it has or has a right to acquire an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee title (whether of the Company or of any underlying vendor(s) from whom the Company may be acquiring its interest). Title to mineral properties may be subject to unregistered prior agreements or transfers and may also be affected by undetected defects or the rights of indigenous peoples. The Company has investigated title to all its mineral properties and, to the best of its knowledge, title to all its properties for which titles have been issued are in good standing.

Exploration and Mining Risks

Fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides, and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. The economics of developing mineral properties is affected by many factors including the cost of operations, variations of the grade of ore mined, fluctuations in the price of gold or other minerals produced, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. Short term factors, such as the need for orderly development of ore bodies or the processing of new or different grades, may have an adverse effect on mining operations and on the results of operations. There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations. Material changes in geological resources, grades, stripping ratios or recovery rates may affect the economic viability of projects.

Speculative Nature of Mineral Exploration and Development

The exploration for and development of mineral deposits involves significant risk which even a combination of careful evaluation, experience and knowledge may not adequately mitigate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. There is no assurance that commercial quantities of ore will be discovered on any of the Company's properties. Even if commercial quantities of ore are discovered, there is no assurance that the mineral property will be brought into production. Whether a mineral deposit will be commercially viable depends on several factors, including the attributes of the deposit, such as its size, grade, metallurgy, and proximity to infrastructure; commodity prices, which have fluctuated widely in recent years; and government regulations, including those relating to taxes, royalties, land tenure, land use, aboriginal rights, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, and the Company's business may be adversely affected by its inability to advance projects to commercial production.

Uninsured or Uninsurable Risks

The Company may become subject to liability for pollution or hazards against which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to the Company's evaluation of the relevant risks. The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration and operating activities.

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2024

OTHER REQUIREMENTS (Continued)

Risks Factors and Uncertainties (Continued)

Commodity Prices

The prices of gold, silver, copper, lead, zinc, moly, and other minerals have fluctuated widely in recent years and are affected by several factors beyond the Company's control, including international economic and political conditions, expectations of inflation, international currency exchange rates, interest rates, consumption patterns, and speculative activities and increased production due to improved exploration and production methods. Fluctuations in commodity prices will influence the willingness of investors to fund mining and exploration companies and the willingness of companies to participate in joint ventures with the Company and the level of their financial commitment. The supply of commodities is affected by various factors, including political events, economic conditions, and production costs in major producing regions. There can be no assurance that the price of any commodities will be such that any of the properties in which the Company has, or has the right to acquire, an interest may be mined at a profit.

Increased Costs

Management anticipates that costs at the Company's projects will frequently be subject to variation from one year to the next due to several factors, such as the results of ongoing exploration activities (positive or negative), changes in mineralisation encountered, and revisions to exploration programs, if any, in response to the foregoing. Increases in the prices of such commodities or a scarcity of consultants or drilling contractors could render the costs of exploration programs to increase significantly over those budgeted. A material increase in costs for any significant exploration programs could have a significant effect on the Company's operating funds and ability to continue its planned exploration programs.

Conflicts of Interest

Certain directors and officers of the Company also serve as directors, officers and advisors of other companies involved in natural resource exploration and development. To the extent that such companies may participate in ventures with the Company, such directors and officers may have conflicts of interest in negotiating and concluding the terms of such ventures. Such other companies may also compete with the Company for the acquisition of mineral property rights. If any such conflict of interest arises, the Company's policy is that such director or officer will disclose the conflict to the board of directors and, if the conflict involves a director, such director will abstain from voting on the matter. In accordance with the Business Corporations Act (BC), the directors and officers of the Company are required to act honestly and in good faith with a view to the best interests of the Company.

Dependence Upon Others and Key Personnel

The success of the Company's operations will depend upon numerous factors including its ability to attract and retain additional key personnel in exploration, marketing, joint venture operations and finance. This will require the use of outside suppliers as well as the talents and efforts of the Company and its consultants and employees. There can be no assurance that the Company will be successful in finding and retaining the necessary employees, personnel and/or consultants to be able to successfully carry out such activities. This is especially true as the competition for qualified geological, technical personnel and consultants can be particularly intense.

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2024

OTHER REQUIREMENTS (Continued)

Risks Factors and Uncertainties (Continued)

Government Regulation

The Company operates in an industry which is governed by numerous regulations, including but not limited to, environmental regulations as well as occupational health and safety regulations. Most of the Company's mineral properties are subject to government reporting regulations. The Company believes that it is in full compliance with all regulations and requirements related to mineral property interest claims. However, it is possible that regulations or tenure requirements could be changed by the respective governments resulting in additional costs or barriers to development of the properties. This would adversely affect the value of properties and the Company's ability to hold onto them without incurring significant additional costs. It is also possible that the Company could be in violation of, or non-compliant with, regulations it is not aware of.

Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures. Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Further, the effectiveness of internal control is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may change. There were no changes in our internal controls over financial reporting during the year period ended April 30, 2024, that have materially affected, or are likely to materially affect, our internal controls over financial reporting.

Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, management will continue to monitor and evaluate the design and effectiveness of its internal control over financial reporting and disclosure controls and procedures, and may make modifications from time to time as considered necessary.

ADDITIONAL DISCLOSURE FOR ISSUERS WITHOUT SIGNIFICANT REVENUE

The significant components of general and administrative expenditures are presented in the consolidated financial statements. Significant components of mineral property expenditures are included in section Results of Operations.

Outstanding Share Data

As of the date of this MD&A, the Company had 241,896,605 issued and outstanding common shares. In addition, the Company has 22,618,722 options outstanding that are expiring through June 12, 2029, 8,979,041 warrants outstanding that are expiring through February 28, 2026, and 1,705,760 RSUs outstanding that are vesting through June 12, 2027. Details of issued share capital are included in Note 9 of the consolidated financial statements for the year ended April 30, 2024.

OTHER INFORMATION

All technical reports on material properties, press releases, and material change reports are filed on he Company's System for Electronic Document Analysis and Retrieval ("SEDAR+") at www.sedarplus.ca, or the Company's Electronic Data Gathering, Analysis, and Retrieval system ("EDGAR") profile at www.sec.gov,  or on the Company's website: www.vizslasilvercorp.com.

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2024

FORWARD-LOOKING STATEMENTS

Certain information, estimates and projections contained herein, and the documents incorporated by reference herein, if any, constitute forward-looking statements regarding the Company, its operations, and projects, including, but not limited to, the Panuco-Copala Property (as defined herein). All statements that are not historical facts, involving without limitation, statements regarding future projections, plans and objectives, securing strategic partners and financing requirements and the ability to fund future mine development are forward-looking statements, or forward-looking information. Forward-looking information and statements involve risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such information or statements. Such risk factors and uncertainties include, but are in no way limited to, statements with respect to the effect and estimated timeline of the drilling and assay results of the Company, the estimation of mineral reserves and mineral resources, the timing and amount of estimated future exploration, costs of exploration, capital expenditures, success of exploration activities, permitting time lines and permitting, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, fluctuations in mineral prices, volatility in the global financial markets, increased inflation, and other risk factors, as discussed in the Company's filings with Canadian securities regulatory agencies including the documents incorporated by reference herein.

Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. The Company disclaims any obligation to update any forward-looking statements or information, other than as may be specifically required by applicable securities laws and regulations.